Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on August 11, 2021.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.3806. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through Immunocore Limited, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of Immunocore Limited. Following the completion of our initial public offering in February 2021, our consolidated financial statements present the consolidated results of operations of Immunocore Holdings plc.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview

We are a late-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

To date, we have dosed over 600 cancer patients with our ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. Our lead product candidate tebentafusp demonstrated superior overall survival (OS) in a Phase 3 randomized clinical trial, we believe this is the first TCR to demonstrate survival benefit, the first bispecific t-cell engager to improve OS in solid tumor, and first immunotherapy in low tumor mutational burden. Tebentafusp is the lead candidate from our ImmTAX platform and has the potential to be the first new therapy in uveal melanoma in four decades. Our following ImmTax product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

•
Tebentafusp, our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, demonstrated monotherapy activity and achieved the primary endpoint of superior overall survival in a randomized Phase 3 clinical trial in patients with previously untreated metastatic uveal melanoma. The OS Hazard Ratio (HR) in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). We anticipate completing submission of a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, in the third quarter of 2021. The U.S. Food and Drug Administration (FDA) will review the Biologics License application (BLA) for tebentafusp (IMCgp100) under the Real-Time Oncology Review (RTOR) pilot program, an initiative of the FDA’s Oncology Center of Excellence designed to expedite the delivery of safe and effective cancer treatments to patients.  Tebentafusp is also being reviewed under the FDA’s Project Orbis initiative, which enables concurrent review by the health authorities in partner countries that have requested participation. We anticipate completing submission of a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, and the United Kingdom’s Medicines and Healthcare Regulatory Agency, or MHRA, in the third quarter of 2021. The EMA granted tebentafusp accelerated assessment procedure for this MAA.

•
IMC-C103C, our ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with solid tumor cancers including non-small-cell lung cancer, or NSCLC, gastric, head and neck, ovarian and synovial sarcoma. As of June 30, 2021, the Company has enrolled 39 patients in the Phase 1 study. Early pharmacodynamic data indicate that IMC-C103C monotherapy is demonstrating biological activity at the doses currently under evaluation. We anticipate reporting Phase 1 initial data from this trial in the fourth quarter of 2021.

•
IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02:01 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, melanoma, and breast cancers. As of June 30, 2021, the Company has enrolled 23 patients in the Phase 1 study. Early pharmacodynamic data indicate that IMC-F106C monotherapy is demonstrating biological activity at the doses currently under evaluation. We anticipate reporting Phase 1 initial data from this trial in mid-2022.

Our ImmTAV Platform (Infectious Diseases)

•
IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is our most advanced ImmTAV program and is currently being evaluated in a Phase 1/2 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV and we initiated dosing in our Phase 1 single ascending dose, or SAD, trial in the second quarter of 2021.

•
IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, is currently in pre-clinical development. We anticipate regulatory submission during the second half of 2021 in support of our Phase 1 trial.

Significant Events in the Three Months Ended June 30, 2021

On June 4, 2021 the Company presented a subset analysis from the Phase 3 study exploring the overall survival benefit from tebentafusp in patients with best RECIST* response of progressive disease (PD) at the American Society of Clinical Oncology (ASCO) Annual Meeting. In patients with a best response of PD in the phase 3 trial, the overall survival (OS) was superior for the tebentafusp arm versus the investigator’s choice arm with a hazard ratio (HR) of 0.43 (95% CI 0.27-0.68). More than half of tebentafusp patients with best response of PD were treated beyond initial progression and no new safety signals were observed. In addition, analysis from the phase 2 tebentafusp trial suggests that at least one-third of patients on tebentafusp with a best response of PD have a reduction in circulating tumor DNA and that this may be associated with longer OS.

On May 18, 2021, we announced the dosing of the first patient in the first-in-human clinical trial of IMC-I109V, a new class of bispecific protein immunotherapy that is being developed for the treatment of patients with chronic hepatitis B (HBV) infection (CHB). Wholly-owned IMC-I109V is the first candidate in development using Immunocore’s immune‐mobilizing monoclonal T cell receptors against virus (ImmTAV®) platform to enter clinical trials. The trial is an open label study evaluating the safety, antiviral activity, and pharmacokinetics of IMC-I190V in HLA-A*02:01 positive patients with Chronic HBV who are non-cirrhotic, hepatitis B antigen-negative, and virally suppressed.

In April 2021, we launched a global early access program for tebentafusp in metastatic uveal melanoma.

On April 10, 2021, we presented Phase 3 clinical trial data from IMCgp100-202 clinical trial in an oral presentation in the Phase 3 clinical trials plenary session at the American Association for Cancer Research (AACR) Annual Meeting 2021. Tebentafusp demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) as a first-line treatment in mUM.  In the intent-to-treat population, tebentafusp demonstrated a median overall survival of 21.7 months compared to 16.0 months for investigator’s choice and with 73% of patients alive at 1 year for tebentafusp vs. 58% for investigator’s choice. The OS Hazard Ratio (HR) favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). In addition, tebentafusp resulted in a statistically significant longer PFS. Treatment-related adverse events were manageable and consistent with the proposed mechanism.

Recent Developments since June 30, 2021

 In July, the European Medicines Agency (EMA) granted tebentafusp accelerated assessment procedure for its Marketing Authorization Application (MAA). Accelerated assessment potentially reduces the time frame for the EMA Committee for Medicinal Products for Human Use (CHMP) and Committee for Advanced Therapies (CAT) to review a MAA for an Advanced Therapy Medicinal Product (ATMP). The U.S. Food and Drug Administration (FDA) will review the Biologics License application (BLA) for tebentafusp (IMCgp100) under the Real-Time Oncology Review (RTOR) pilot program, an initiative of the FDA’s Oncology Center of Excellence designed to expedite the delivery of safe and effective cancer treatments to patients.  Tebentafusp is also being reviewed under the FDA’s Project Orbis initiative, which enables concurrent review by the health authorities in partner countries that have requested participation.

Operating Results

Basic and diluted loss per share was £0.75 or $1.04 for the three months ended June 30, 2021 compared to an adjusted £0.63 for the three months ended June 30, 2020.  Basic and diluted loss per share was £1.51 or $2.08 for the six months ended June 30, 2021 compared to an adjusted £1.39 for the six months ended June 30, 2020. Total operating loss for the three months ended June 30, 2021 was £34.5 million or $47.6 million compared to £20.5 million for the same period last year, largely due to an increase in employee costs associated with non-cash share-based payment charge. Total operating loss for the six months ended June 30, 2021 was £66.4 million or $91.6 million compared to £42.6 million for the same period last year, largely due to an increase in employee costs associated with non-cash share-based payment charge.

For the three and six months ended June 30, 2021, revenue from collaboration agreements was £5.7 million or $7.9 million and £14.0 million or $19.3 million, respectively, as compared to £7.8 million and £16.0 million, respectively, for the three and six months ended June 30, 2020. For the three and six months ended June 30, 2021, our research and development expenses were £16.5 million or $22.7 million and £36.4 million or $50.2 million, respectively, as compared to £16.4 million and £37.2 million, respectively, for the three and six months ended June 30, 2020. For the three and six months ended June 30, 2021, our administrative expenses were £23.8 million or $32.9 million and £44.0 million or $60.7 million, respectively, compared to £12.3 million and £21.9 million respectively, for the three and six months ended June 30, 2020 including a £5.1 million and £13.0 million increase, respectively, in the non-cash share-based payment charge.

Cash and cash equivalents are £278.9 million or approximately $385 million as of June 30, 2021 compared to £129.7 million as of December 31, 2020.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from the sale of marketed pharmaceutical products. If our development efforts for our product candidates are successful and result in regulatory approval of a product candidate, we may generate revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Revenue from Collaboration Agreements

Our revenue has been solely derived from our collaboration agreements with Genentech, GSK and Eli Lilly. Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

As of June 30, 2021, we have received a total of $216.8 million in upfront and milestone payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our ImmTAC technology and commit to participate in joint research activities. In addition, we agree to license, or option certain target rights and the possible product candidates developed under the collaboration. The agreements provide for future payments if development, regulatory or sales milestones are achieved. In addition, we are entitled to future royalties. The uncertainty of achieving these certain milestones significantly impacts our ability to project revenue.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses and costs associated with maintaining laboratory equipment. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs, however for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses typically relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to remain significant in the future as we advance existing and future product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, our collaboration partners may abandon projects that might previously have been believed to be promising;
•	we, our collaboration partners, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;
•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Administrative Expenses

Administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for corporate and other administrative and operational functions including finance, legal, human resources, pre-commercial expenses, information technology, as well as facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our substantial increase in planned research and development expenses, as explained above, we also expect that our administrative expenses will increase proportionally. We expect that we will incur increased accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our administrative expenses. Additionally, if and when we receive regulatory approval of a product candidate, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Net Other Operating (Expense) / Income

Net other operating income consists primarily of profit on derecognition of leases, the profit or loss arising on the disposal of property, plant and equipment and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents, short-term deposits and gains on entering into sub-lease arrangements on leasehold properties as recognized under the accounting standard IFRS 16 “Leases” and gains arising on changes in the fair value of an embedded derivative asset and derivative liability.

Finance Costs

Finance costs consist of the movement in fair value of an embedded derivative asset and derivative liability and interest expenses related to financial liabilities and lease liabilities as recognized under the accounting standard IFRS 16, “Leases”.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development.

We are subject to corporate taxation in the United Kingdom. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme when we become a public company because we may no longer qualify as a small or medium-sized company. However, we may be able to file under a large company scheme.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of the unused tax credits for the subsidiary in the United States.

In the event we generate revenues in the future, we may benefit from the new “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended June 30, 2021 and 2020

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Three Months Ended June 30,
	2021		2020
	$’000	£’000	£’000
Revenue	7,915	5,733	7,787
Research and development expenses	(22,740)	(16,471)	(16,378)
Administrative expenses	(32,860)	(23,801)	(12,250)
Net other operating income	55	40	346
Operating loss	(47,630)	(34,499)	(20,495)
Finance income	17	12	222
Finance costs	(1,778)	(1,288)	(635)
Non-operating expense	(1,761)	(1,276)	(413)
Loss before taxes	(49,391)	(35,775)	(20,908)
Income tax credit	3,884	2,813	3,691
Loss for the period	(45,507)	(32,962)	(17,217)

The results for the three months ended June 30, 2021 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Three Months Ended June 30,
	2021		2020
	$’000	£’000	£’000
GlaxoSmithKline	1,775	1,286	1,705
Eli Lilly	-	-	424
Genentech	6,140	4,447	5,658
Total	7,915	5,733	7,787

For the three months ended June 30, 2021, revenue from collaboration agreements decreased by £2.1 million to £5.7 million compared to £7.8 million for the three months ended June 30, 2020.  This reflects primarily a decrease in revenue recognised from the Genentech collaboration of £1.2 million reflecting increased activity undertaken by Genentech which reduced the reimbursements we recognized in-line with the Genentech collaboration agreement.  In addition, no revenue has been recognized from the Eli Lilly Collaboration during the three months ended June 30, 2021, while a review is undertaken of the two ongoing programs.

Research and Development Expenses

	Three Months Ended June 30,
	2021		2020
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	7,582	5,492	8,131
IMC-F106C (PRAME)	1,291	935	364
IMC-C103C (MAGE-A4)	1,207	873	491
IMC-I109V(HBV)	804	582	409
Other programs	2,258	1,637	1,440
Research expenses	178	129	157
Total external research and development expenses	13,320	9,648	10,992
Internal research and development expenses:
Headcount related expenses	7,262	5,260	4,655
Laboratory consumables	1,541	1,116	701
Laboratory equipment expenses	614	445	27
Other	3	2	3
Total internal research and development expenses	9,420	6,823	5,386
Total research and development expenses	22,740	16,471	16,378

For the three months ended June 30, 2021, our research and development expenses were £16.5 million, as compared to £16.4 million for the three months ended June 30, 2020. This increase of £0.1 million was primarily attributable to an increase in internal research and development expenses of £1.4 million partially offset by a decrease in external research and development expenses of £1.3 million.

For the three months ended June 30, 2021, our internal research and development expenses increased by £1.4 million.  This is attributable to an increase in headcount related expenses of £0.6 million, largely due to a share-based payment charge of £1.0 million, partially offset by lower salary costs of £0.4 million. In addition, laboratory consumables and equipment expenses each increased by £0.4 million.

For the three months ended June 30, 2021, our external research and development expenses reduced by £1.3 million.  The is attributable to a decrease of £2.6 million in expenses incurred for our tebentafusp program as clinical trial activity has reduced.  This is partially offset by the following increases: £0.4 million of expenses incurred for our IMC-C103C program and £0.6 million expenses incurred for our IMC-F106C program both due to increased clinical activities, £0.2 million for our IMC-I109V program reflecting increased activity in advance of commencing dosing in our Phase 1 single ascending dose trial which started in the second quarter 2021, and £0.2 million on other programs across our portfolio.

Administrative Expenses

For the three months ended June 30, 2021, administrative expenses were £23.8 million, compared to £12.3 million for the three months ended June 30, 2020, an increase of £11.6 million.  The administrative expenses for the three months ended June 30, 2021, of £23.8 million  comprises the following:  a share based payment charge of £8.3 million which has increased by £5.1 million compared to the comparative period; other staff related expenses of £3.6 million, a decrease of £0.4 million;  pre-commercial expenditure related to tebentafusp of £4.7 million, an increase of £4.2 million; legal and professional fees of £2.5 million, an increase of £1.8 million primarily attributable to additional costs incurred as a result of being a public company; depreciation of property, plant and equipment of £1.8 million, a decrease of £0.5 million and unfavourable foreign exchange movements of £1.4 million, increased from £nil.

Net Other Operating (Expense) / Income

For the three months ended June 30, 2021, net other operating expense totalled £nil, compared to £0.3 million for the three months ended June 30, 2020. The decrease of £0.3 million reflects primarily a £0.2 million gain on the remeasurement of a right of use asset following the reduction in lease term for the associated leasehold property during the three months ended June 30, 2020.

Finance Income

For the three months ended June 30, 2021, finance income was £nil compared to £0.2 million for the three months ended June 30, 2020 reflecting a decrease in bank interest received on cash and cash equivalents.

Finance Costs

For the three months ended June 30, 2021, finance costs amounted to £1.3 million, compared to £0.6 million for the three months ended June 30, 2020. This increase of £0.7 million is due to an increase in interest expenses on financial liabilities measured at amortized cost of £0.9 million reflecting our loan from Oxford Finance of $50 million which was drawn down on November 6, 2020, including £0.5 million relating to a fee that became to Oxford Finance upon completion of the IPO.  This is partially offset by a £0.2 million decrease in interest on lease liabilities reflecting the termination of two leasehold properties subsequent to the six months ended June 30, 2020.

Income Tax Credit

For the three months ended June 30, 2021, the income tax credit amounted to £2.8 million compared to £3.7 million for the three months ended June 30, 2020. This decrease of £0.9 million relates to an increase in the proportion of operating costs in the period that are not eligible for the UK R&D tax credit regime, primarily the non-cash share-based payment charge, relative to the increase in total research and development costs and administrative expenses which increased by £11.6 million.

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Six Months Ended June 30,
	2021		2020
	$’000	£’000	£’000
Revenue	19,333	14,003	16,042
Research and development expenses	(50,193)	(36,356)	(37,157)
Administrative expenses	(60,726)	(43,985)	(21,855)
Net other operating (expense) / income	(58)	(42)	356
Operating loss	(91,644)	(66,380)	(42,614)
Finance income	47	34	1,605
Finance costs	(4,346)	(3,148)	(1,702)
Non-operating expense	(4,299)	(3,114)	(97)
Loss before taxes	(95,943)	(69,494)	(42,711)
Income tax credit	10,346	7,494	6,855
Loss for the period	(85,597)	(62,000)	(35,856)

The results for the six months ended June 30, 2021 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Six Months Ended June 30,
	2021		2020
	$’000	£’000	£’000
GlaxoSmithKline	6,428	4,656	2,400
Eli Lilly	-	-	3,098
Genentech	12,905	9,347	10,544
Total	19,333	14,003	16,042

For the six months ended June 30, 2021, revenue from collaboration agreements reduced by £2.0 million to £14.0 million compared to £16.0 million for the six months ended June 30, 2020. This is primarily driven by the Eli Lilly Collaboration for which no revenue has been recognised during the six months ended June 30, 2021, while a review is undertaken of the two ongoing programs.  During the six months ended June 30, 2020, £3.1 million of revenue was recognized from the Eli Lilly Collaboration following a change in program focus. The increase in revenue recognized from the GSK collaboration of £2.3 million is due to GlaxoSmithKline having forgone their option to acquire an exclusive license to the NY-ESO program and ownership of the program resulting in the recognition of £2.5 million revenue during the six months ended June 30, 2021.

Research and Development Expenses

	Six Months Ended June 30,
	2021		2020
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	18,714	13,555	17,595
IMC-F106C (PRAME)	3,012	2,182	904
IMC-C103C (MAGE-A4)	2,688	1,947	1,892
IMC-I109V(HBV)	1,818	1,317	847
Other programs	5,282	3,826	2,475
Research expenses	278	201	299
Total external research and development expenses	31,792	23,028	24,012
Internal research and development expenses:
Headcount related expenses	14,493	10,498	10,318
Laboratory consumables	2,767	2,004	2,023
Laboratory equipment expenses	1,131	819	753
Other	10	7	51
Total internal research and development expenses	18,401	13,328	13,145
Total research and development expenses	50,193	36,356	37,157

For the six months ended June 30, 2021, our research and development expenses were £36.4 million, as compared to £37.2 million for the six months ended June 30, 2020. This decrease of £0.8 million was primarily attributable to a decrease in external research and development expenses of £1.0 million partially offset by an increase in internal research and development expenses of £0.2 million.

For the six months ended June 30, 2021, our external research and development expenses reduced by £1.0 million. This was driven by a reduction in spend of £4.0 million incurred for our tebentafusp program as clinical trial activity has reduced.  This is partially offset by the following increases: an increase of £1.3 million expenses incurred for our IMC-F106C program both due to increased clinical activities, £0.5 million for our IMC-I109V program reflecting increased activity in advance of commencing dosing in our Phase 1 single ascending dose trial which started in the second quarter 2021, and £1.4 million on other programs across our portfolio.

For the six months ended June 30, 2021, our internal research and development increased by £0.2 million. This was due to a £1.7m share based payment charge partially offset by a reduction in other staff related cost of £1.5m.

Administrative Expenses

For the six months ended June 30, 2021, administrative expenses were £44.0 million, compared to £21.9 million for the six months ended June 30, 2020, an increase of £22.1 million.  The administrative expenses for the six months ended June 30, 2021, of £44.0 million, comprises the following:  a share based payment charge of £16.4 million which has increased by £13.0 million compared to the comparative period; other staff related expenses of £6.9 million, a decrease of £2.7 million;  pre-commercial expenditure related to tebentafusp of £6.1 million, an increase of £5.6 million; legal and professional fees of £5.7 million, an increase of £4.3 million primarily attributable to the IPO and additional costs incurred as a result of being a public company; depreciation of property, plant and equipment of £3.6 million, a decrease of £1.0 million and unfavourable foreign exchange movements of £2.3 million, compared to favourable foreign exchange movements of £1.3 million in the comparative period.

Net Other Operating (Expense) / Income

For the six months ended June 30, 2021, net other operating expense totalled £nil compared to net other operating income of £0.4 million for the six months ended Jun 30, 2021.  The decrease of £0.4 million reflects primarily a £0.2 million gain on the remeasurement of a right of use asset following the reduction in lease term for the associated leasehold property during the three months ended June 30, 2020 and £0.1 million sub-lease income arising from sub-lease arrangements on certain leasehold properties.

Finance Income

For the six months ended June 30, 2021, finance income was £nil compared to £1.6 million for the six months ended June 30, 2020. This decrease of £1.6 million reflects the movement in fair value of the derivative liability for £1.3 million, a foreign exchange call option over certain series B preferred shares which was settled in full on March 2, 2020 and a decrease in bank interest received on cash and cash equivalents of £0.3 million.

Finance Costs

For the six months ended June 30, 2021, finance costs amounted to £3.1 million, compared to £1.7 million for the six months ended June 30, 2020. This increase of £1.4 million is primarily due to an increase in interest expenses on financial liabilities measured at amortized cost of £2.1 million reflecting our loan from Oxford Finance of $50 million which was drawn down on November 6, 2020, including £0.5 million relating to a fee that became to Oxford Finance upon completion of the IPO.  During the six months ended June 30, 2020 interest expenses on financial liabilities of £0.2 million reflect our outstanding loan from the Gates Foundation, which converted into series B preferred shares on March 2, 2020.  This increase is partially offset by £0.4 million decrease in interest on lease liabilities reflecting the termination of two leasehold properties subsequent to the six months ended June 30, 2020 and a £0.3 million decrease in the loss from a change in the fair value of the embedded derivative asset also following the conversion of our outstanding loan from the Gates Foundation.

Income Tax Credit

For the six months ended June 30, 2021, the income tax credit amounted to £7.5 million compared to £6.9 million for the six months ended June 30, 2020. This increase of £0.6 million relates to an increase in total research and development costs and administrative expenses of £21.3 million partially offset by an increase in operating costs in the period that are not eligible for the UK R&D tax credit regime primarily the non-cash share-based payment charge.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research activities. As a result, we will need additional capital to fund our operations until such time as we can generate significant revenue from product sales.

We do not currently have any approved products and have never generated any revenue from product sales. We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing and collaboration agreements. Through June 30, 2021, we have raised an aggregate of $1,135.1 million through private placements of our ordinary and preferred shares, payments from our collaboration partners, debt financing and most recently, the completion of our IPO where we listed our ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297.1 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.

As of June 30, 2021, and December 31, 2020, we had cash and cash equivalents of £278.9 million and £129.7 million, respectively.

Other than our debt facility with Oxford Finance described below, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Six Months Ended June 30,
	2021	2021	2020
	$’000	£’000	£’000
		(unaudited)
Cash and cash equivalents at beginning of year	179,085	129,716	73,966
Net cash flows used in operating activities	(80,867)	(58,575)	(40,645)
Net cash flows from / (used in) investing activities	61	44	(1,684)
Net cash flows from financing activities	286,834	207,761	25,054
Net foreign exchange difference on cash held	(105)	(76)	118
Cash and cash equivalents at end of period	385,008	278,870	56,809

Operating Activities

Net cash used in operating activities increased to £58.6 million for the six months ended June 30, 2021 from £40.6 million for the six months ended June 30, 2020. This increase of £17.9 million is due to operating losses increasing by £26.1 million and £18.6 million net income tax credit received during the six months ended June 30, 2020.  These are partially offset by the following non-cash movements, an increase in the non-cash adjustments for the share-based payment charge of £14.5 million and a decrease in working capital of £11.7 million.

Investing Activities

Net cash from investing activities for the six months ended June 30, 2021 was £nil compared to net cash used in investing activities of £1.7 million for the six months ended June 30, 2020. This was primarily related to £1.7 million decrease in capital expenditure on plant, property and equipment.

Financing Activities

Net cash from financing activities during the six months ended June 30, 2021 was £207.8 million primarily reflecting the net proceeds we received of £211.0 million from the IPO which closed in February 2021.  Net cash from financing activities during the six months ended June 30, 2020 was £25.1 million.    This represents gross funding of £47.1 million from the second and final close of the series B preferred share financing in March 2020 of which £19.9 million was non-cash consideration arising from the conversion of the
Gates Foundation convertible loan into series B preferred shares.

Operation and Funding Requirements

Since our inception, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of £411.9 million as of June 30, 2021. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue research and development and clinical activities for our product candidates. In addition, due to our IPO in February 2021, we have and expect to continue to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	continue to advance our clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;

•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	seek marketing approvals and reimbursement for our product candidates;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•	experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the COVID-19 pandemic.

We held cash and cash equivalents of £278.9 million as at June 30, 2021. We believe that our existing cash and cash equivalents, together with our debt facility, is sufficient to enable us to fund our planned operating expenses and capital expenditure requirements through at least the end of 2022. This estimation of funding requirements includes an assessment of the forecasts including the ongoing impact of the COVID-19 pandemic. We have based this estimation of capital requirements on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•
the progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture soluble bispecific TCR product candidates for our ongoing, planned and potential future clinical trials;

•	the time and costs required to perform research and development to identify and characterize new product candidates from our research programs;
•	the time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;
•	our ability to successfully commercialize our product candidates, if approved;
•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, EMA and other authorities’ regulations;
•
the amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	the sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•	the cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;
•	the terms and timing of any revenue from our existing collaborations;
•	the costs of operating as a public company;
•	the time and cost necessary to respond to technological, regulatory, political and market developments;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the costs, associated with, and terms and timing of, any future any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and

•	the inability of clinical sites to enroll patients as healthcare capacities are required to cope with natural disasters, epidemics or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future product candidates could significantly change the costs and timing associated with the development and commercialization of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Until we can generate sufficient product and royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements as well as grant funding. If we are unable to obtain additional funding on favorable terms when needed, we may have to delay, reduce the scope of or terminate one or more of our research and development programs or clinical trials.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgements and estimates made, together with our significant accounting policies, are set out in the consolidated financial statements of the Group for the year ended December 31, 2020. There have been no changes to these accounting policies for the six months ended June 30, 2021.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Significant Accounting Policies,” to our unaudited condensed consolidated interim financial statements included in Exhibit 99.1 of this Report.

COVID-19 Business Update

With the global spread of the ongoing coronavirus 2019, or COVID-19, pandemic since the first quarter of 2020, we have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business, including our preclinical studies and clinical trials.  While we are experiencing limited financial impacts at this time, given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, our business, financial condition and results of operations could be materially adversely affected. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy as required or recommended by government authorities or in the best interests of our employees and business partners.

To date, the COVID-19 pandemic has resulted in a short-term delay of up to six months in progressing our early-stage pipeline programs and specifically, our Phase 1 clinical trial in HBV. In addition, our current and planned clinical trials may also be affected by the COVID-19 pandemic, including (i) delays or difficulties in enrolling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials and, because as healthcare providers, may also have a heightened exposure to COVID-19 and adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in employee resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

The COVID-19 pandemic remains a rapidly evolving situation. We will continue to closely monitor, assess and mitigate the effects of the COVID-19 pandemic on our business.